Exhibit 99.1

Pfizer-BioNTech COVID-19 Vaccine Demonstrates Strong Immune Response, High Efficacy and Favorable Safety in Children 6 Months to Under 5 Years of Age Following Third Dose

•Based on topline data, three doses of the Pfizer-BioNTech COVID-19 Vaccine met all immunobridging criteria required for Emergency Use Authorization
•The third 3-µg dose was well-tolerated among 1,678 children under 5 years of age with a safety profile similar to placebo
•Vaccine efficacy of 80.3% was observed in descriptive analysis of three doses during a time when Omicron was the predominant variant
•The 3-µg dose level, which is one-tenth of the dose for adults, was selected for children under 5 years of age based on safety, tolerability and immunogenicity

NEW YORK, USA and MAINZ, GERMANY, May 23, 2022 — Pfizer Inc. (NYSE: PFE, “Pfizer”) and BioNTech SE (Nasdaq: BNTX, “BioNTech”) today announced announced topline safety, immunogenicity and vaccine efficacy data from a Phase 2/3 trial evaluating a third 3-µg dose of the Pfizer-BioNTech COVID-19 Vaccine in children 6 months to under 5 years of age. Following a third dose in this age group, the vaccine was found to elicit a strong immune response, with a favorable safety profile similar to placebo.

Vaccine efficacy, a secondary endpoint in this trial, was 80.3% in children 6 months to under 5 years of age. This descriptive analysis was based on 10 symptomatic COVID-19 cases identified from seven days after the third dose and accrued as of April 29, 2022. The trial protocol specifies a formal analysis will be performed when at least 21 cases have accrued from seven days after the third dose. Final vaccine efficacy data will be shared once available.

“Our COVID-19 vaccine has been studied in thousands of children and adolescents, and we are pleased that our formulation for the youngest children, which we carefully selected to be one-tenth of the dose strength for adults, was well-tolerated and produced a strong immune response,” said Albert Bourla, Chairman and Chief Executive Officer, Pfizer. “These topline safety, immunogenicity and efficacy data are encouraging, and we look forward to soon completing our submissions to regulators globally with the hope of making this vaccine available to younger children as quickly as possible, subject to regulatory authorization.”

“The study suggests that a low 3-ug dose of our vaccine, carefully selected based on tolerability data, provides young children with a high level of protection against the recent COVID-19 strains,” said Prof. Ugur Sahin, M.D., CEO and co-founder of BioNTech. “We are preparing the relevant documents and expect completing the submission process to the FDA this week, with submissions to EMA and other regulatory agencies to follow within the coming weeks.”

In the Phase 2/3 trial, 1,678 children received a third dose of the 3-µg formulation at least two months after the second dose at a time when Omicron was the predominant variant. The immunogenicity analysis of geometric mean titer (GMT) ratio and seroresponse rate was conducted on a subset of study participants one month following the third dose in children 6 months to under 5 years of age, compared to the second dose in the 16- to 25-year-old population. Non-inferiority was met for both the 6- to 24-month-old population and the 2- to under 5-year-old population for both co-primary endpoints. Three 3-µg doses of the Pfizer-BioNTech COVID-19 Vaccine was well-tolerated in this age group, and no new safety signals were identified. The majority of adverse events were mild or moderate.

Studies in adults, adolescents, and children over 5 years of age continue to indicate that three doses of the Pfizer-BioNTech COVID-19 Vaccine enhance protection compared to two doses. The safety, immunogenicity and vaccine efficacy data for three doses of the vaccine in children under 5 years of age are consistent with the data seen in adults, suggesting that a third dose will provide similar benefit in children.

In February 2022, the companies initiated a rolling submission for Emergency Use Authorization (EUA) of their COVID-19 vaccine in children 6 months to under 5 years of age, following a request by the U.S. Food and Drug Administration (FDA). At that time, a two-dose series was determined to be well-tolerated in this age group. Pfizer and BioNTech plan to submit these new safety, immunogenicity, and vaccine efficacy data on three doses to the rolling U.S. EUA application this week, with submissions to regulators worldwide to follow.

The Pfizer-BioNTech COVID-19 Vaccine, which is based on BioNTech’s proprietary mRNA technology, was developed by both BioNTech and Pfizer. BioNTech is the Marketing Authorization Holder in the United States, the European Union, the United Kingdom, Canada and the holder of emergency use authorizations or equivalents in the United States (jointly with Pfizer) and other countries. Submissions to pursue regulatory approvals in those countries where emergency use authorizations or equivalent were initially granted are planned.

About the Phase 1/2/3 Trial in Children
The Phase 1/2/3 trial has enrolled more than 10,000 children ages 6 months to under 12 years of age in the United States, Finland, Poland, and Spain from more than 90 clinical trial sites. The trial evaluated the safety, tolerability, and immunogenicity of three doses of the Pfizer-BioNTech COVID-19 Vaccine in three age groups: ages 5 to under 12 years; ages 2 to under 5 years; and ages 6 months to under 2 years. Based on the Phase 1 dose-escalation portion of the trial, children ages 5 to under 12 years received a two-dose schedule of 10 µg each while children under age 5 received a lower 3 µg dose for each injection in

U.S. Indication & Authorized Use

Pfizer-BioNTech COVID-19 Vaccine is FDA authorized under Emergency Use Authorization (EUA) for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 5 years of age and older.
Pfizer-BioNTech COVID-19 Vaccine is FDA authorized to provide:

Primary Series
•a 2-dose primary series to individuals 5 years of age and older
•a third primary series dose to individuals 5 years of age and older with certain kinds of immunocompromise

Booster Series
•a single booster dose to individuals 5 through 11 years of age who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine
•a first booster dose to individuals 12 years of age and older who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA)
•a first booster dose to individuals 18 years of age and older who have completed primary vaccination with a different authorized or approved COVID-19 vaccine. The booster schedule is based on the labeling information of the vaccine used for the primary series

•a second booster dose to individuals 50 years of age and older who have received a first booster dose of any authorized or approved COVID-19 vaccine
•a second booster dose to individuals 12 years of age and older with certain kinds of immunocompromise and who have received a first booster dose of any authorized or approved COVID-19 vaccine

COMIRNATY® INDICATION
COMIRNATY® (COVID-19 Vaccine, mRNA) is a vaccine approved for active immunization to prevent coronavirus disease 2019 (COVID-19) caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) in individuals 16 years of age and older.
•COMIRNATY® is administered as a 2-dose primary series

COMIRNATY® AUTHORIZED USES
COMIRNATY® (COVID-19 Vaccine, mRNA) is FDA authorized under Emergency Use Authorization (EUA) to provide:

Primary Series
•a 2-dose primary series to individuals 12 through 15 years of age
•a third primary series dose to individuals 12 years of age and older with certain kinds of immunocompromise

Booster Dose
•a first booster dose to individuals 12 years of age and older who have completed a primary series with Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY®
•a first booster dose to individuals 18 years of age and older who have completed primary vaccination with another authorized or approved COVID-19 vaccine. The booster schedule is based on the labeling information of the vaccine used for the primary series
•a second booster dose to individuals 50 years of age and older who have received a first booster dose of any authorized or approved COVID-19 vaccine
•a second booster dose to individuals 12 years of age and older with certain kinds of immunocompromise and who have received a first booster dose of any authorized or approved COVID-19 vaccine

Emergency Use Authorization
Emergency uses of the vaccine have not been approved or licensed by FDA, but have been authorized by FDA, under an Emergency Use Authorization (EUA) to prevent Coronavirus Disease 2019 (COVID 19) in either individuals 12 years of age and older, or in individuals 5 through 11 years of age, as appropriate. The emergency uses are only authorized for the duration of the declaration that circumstances exist justifying the authorization of emergency use of the medical product under Section 564(b)(1) of the FD&C Act unless the declaration is terminated or authorization revoked sooner.

INTERCHANGEABILITY
FDA-approved COMIRNATY® (COVID-19 Vaccine, mRNA) and the Pfizer-BioNTech COVID-19 Vaccine FDA authorized for Emergency Use Authorization (EUA) for individuals 12 years of age and older can be used interchangeably by a vaccination provider when prepared according to their respective instructions for use.

The formulation of the Pfizer-BioNTech COVID-19 Vaccine authorized for use in children 5 through 11 years of age differs from the formulations authorized for individuals 12 years of age and older and should therefore not be used interchangeably. The Pfizer-BioNTech

COVID-19 Vaccine authorized for use in children 5 through 11 years of age should not be used interchangeably with COMIRNATY® (COVID-19 Vaccine, mRNA).

IMPORTANT SAFETY INFORMATION

Tell your vaccination provider about all of your medical conditions, including if you:
•have any allergies
•have had myocarditis (inflammation of the heart muscle) or pericarditis (inflammation of the lining outside the heart)
•have a fever
•have a bleeding disorder or are on a blood thinner
•are immunocompromised or are on a medicine that affects the immune system
•are pregnant, plan to become pregnant, or are breastfeeding
•have received another COVID-19 vaccine
•have ever fainted in association with an injection
•
•Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA) may not protect all vaccine recipients
•You should not receive Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA) if you have had a severe allergic reaction to any of its ingredients or had a severe allergic reaction to a previous dose of Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY®
•There is a remote chance that Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA) could cause a severe allergic reaction. A severe allergic reaction would usually occur within a few minutes to 1 hour after getting a dose of the vaccine. For this reason, your vaccination provider may ask you to stay at the place where you received the vaccine for monitoring after vaccination. If you experience a severe allergic reaction, call 9-1-1 or go to the nearest hospital

Seek medical attention right away if you have any of the following symptoms:
•difficulty breathing, swelling of the face and throat, a fast heartbeat, a bad rash all over the body, dizziness, and weakness
•Myocarditis (inflammation of the heart muscle) and pericarditis (inflammation of the lining outside the heart) have occurred in some people who have received the vaccine, more commonly in males under 40 years of age than among females and older males. In most of these people, symptoms began within a few days following receipt of the second dose of the vaccine. The chance of having this occur is very low

Seek medical attention right away if you have any of the following symptoms after receiving the vaccine:
•chest pain
•shortness of breath
•feelings of having a fast-beating, fluttering, or pounding heart

•Fainting can happen after getting injectable vaccines, including Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA). Sometimes people who faint can fall and hurt themselves. For this reason, your vaccination provider may ask you to sit or lie down for 15 minutes after receiving the vaccine
•Some people with weakened immune systems may have reduced immune responses to Pfizer-BioNTech COVID-19 Vaccine or COMIRNATY® (COVID-19 Vaccine, mRNA)
•Additional side effects include injection site pain; tiredness; headache; muscle pain; chills; joint pain; fever; injection site swelling; injection site redness; nausea; rash; feeling unwell; swollen lymph nodes (lymphadenopathy); decreased appetite; diarrhea; vomiting; arm pain; and fainting in association with injection of the vaccine

These may not be all the possible side effects of the vaccine. Call the vaccination provider or healthcare provider about bothersome side effects or side effects that do not go away.

•You should always ask your healthcare providers for medical advice about adverse events. Report vaccine side effects to the US Food and Drug Administration (FDA) and the Centers for Disease Control and Prevention (CDC) Vaccine Adverse Event Reporting System (VAERS). The VAERS toll-free number is 1‐800‐822‐7967 or report online to www.vaers.hhs.gov/reportevent.html. You can also report side effects to Pfizer Inc. at www.pfizersafetyreporting.com or by calling 1-800-438-1985

Click for Fact Sheets and Prescribing Information for individuals 5 years of age and older:
Recipients and Caregivers Fact Sheet (5 through 11 years of age)
Recipients and Caregivers Fact Sheet (12 years of age and older)
COMIRNATY® Full Prescribing Information (16 years of age and older), DILUTE BEFORE USE, Purple Cap
COMIRNATY® Full Prescribing Information (16 years of age and older), DO NOT DILUTE, Gray Cap
EUA Fact Sheet for Vaccination Providers (5 through 11 years of age), DILUTE BEFORE USE, Orange Cap
EUA Fact Sheet for Vaccination Providers (12 years of age and older), DILUTE BEFORE USE, Purple Cap
EUA Fact Sheet for Vaccination Providers (12 years of age and older), DO NOT DILUTE, Gray Cap

About Pfizer: Breakthroughs That Change Patients’ Lives
At Pfizer, we apply science and our global resources to bring therapies to people that extend and significantly improve their lives. We strive to set the standard for quality, safety and value in the discovery, development and manufacture of health care products, including innovative medicines and vaccines. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as one of the world’s premier innovative biopharmaceutical companies, we collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 170 years, we have worked to make a difference for all who rely on us. We routinely post information that may be important to investors on our website at www.Pfizer.com. In addition, to learn more, please visit us on www.Pfizer.com and follow us on Twitter at @Pfizer and @Pfizer News, LinkedIn, YouTube and like us on Facebook at Facebook.com/Pfizer.

Pfizer Disclosure Notice
The information contained in this release is as of May 23, 2022. Pfizer assumes no obligation to update forward-looking statements contained in this release as the result of new information or future events or developments.

This release contains forward-looking information about Pfizer’s efforts to combat COVID-19, the collaboration between BioNTech and Pfizer to develop a COVID-19 vaccine, the BNT162b2 mRNA vaccine program, and the Pfizer-BioNTech COVID-19 Vaccine, also known as COMIRNATY (COVID-19 Vaccine, mRNA) (BNT162b2) (including potential in children 6 months to under 5 years of age and planned regulatory submissions, including a rolling EUA submission in the U.S., qualitative assessments of available data, potential benefits, expectations for clinical trials, potential regulatory submissions, the anticipated timing of data readouts, regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply) involving substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements.

Risks and uncertainties include, among other things, the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data (including Phase 1/2/3 or Phase 4 data), including the data discussed in this release, for BNT162b2 or any other vaccine candidate in the BNT162 program in any of our studies in pediatrics, adolescents or adults or real world evidence, including the possibility of unfavorable new preclinical, clinical or safety data, and further analyses of existing preclinical, clinical or safety data, including the risk that final results from the Phase 2/3 trial, including the planned formal vaccine efficacy analysis, could differ significantly from the data included in this release; the ability to produce comparable clinical or other results, including the rate of vaccine effectiveness and safety and tolerability profile observed to date, in additional analyses of the Phase 3 trial and additional studies, in real world data studies or in larger, more diverse populations following commercialization; the ability of BNT162b2 or any future vaccine to prevent COVID-19 caused by emerging virus variants; the risk that more widespread use of the vaccine will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the risk that preclinical and clinical trial data are subject to differing interpretations and assessments, including during the peer review/publication process, in the scientific community generally, and by regulatory authorities; whether and when additional data from the BNT162 mRNA vaccine program will be published in scientific journal publications and, if so, when and with what modifications and interpretations; whether regulatory authorities will be satisfied with the design of and results from these and any future preclinical and clinical studies; whether and when submissions to request emergency use or conditional marketing authorizations for BNT162b2 in additional populations, for a potential booster dose for BNT162b2 or any potential future vaccines (including potential in children 6 months to under 5 years of age or, potential future annual boosters or re-vaccinations) and/or other biologics license and/or emergency use authorization applications or amendments to any such applications may be filed in particular jurisdictions for BNT162b2 or any other potential vaccines that may arise from the BNT162 program, including a potential variant based, higher dose, or bivalent vaccine, and if obtained, whether or when such emergency use authorizations or licenses will expire or terminate; whether and when any applications that may be pending or filed for BNT162b2 (including potential applications in children 6 months to under 5 years of age and any requested amendments to the emergency use or conditional marketing authorizations) or other vaccines that may result from the BNT162 program may be approved by particular regulatory authorities, which will depend on myriad factors, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; risks related to the availability of raw materials to manufacture a vaccine; challenges related to our vaccine’s formulation, dosing schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery by Pfizer; the risk that we may not be able to successfully develop other vaccine formulations, booster doses or potential future annual boosters or re-vaccinations or new variant based vaccines; the risk that we may not be able to maintain or scale up manufacturing capacity on a timely basis or maintain access to logistics or supply channels commensurate with global demand for our vaccine, which would negatively impact our ability to supply the estimated numbers of doses of our vaccine within the projected time periods as previously indicated; whether and when additional supply agreements will be reached; uncertainties regarding the ability to obtain recommendations from vaccine advisory or technical committees and other public health authorities and uncertainties regarding the commercial impact of any such recommendations; challenges related to public vaccine confidence or awareness; uncertainties regarding the impact of COVID-19 on Pfizer’s business, operations and financial results; and competitive developments.

A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the U.S. Securities and Exchange Commission and available at www.sec.gov and www.pfizer.com.

About BioNTech
Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

BioNTech Forward-looking Statements
This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s efforts to combat COVID-19; the collaboration between BioNTech and Pfizer including the program to develop a COVID-19 vaccine and COMIRNATY (COVID-19 vaccine, mRNA) (BNT162b2) (including the potential in children 6 months to under 5 years of age and planned regulatory submissions, including a rolling EUA submission in the U.S., qualitative assessments of available data, potential benefits, expectations for clinical trials, the anticipated timing of regulatory submissions, regulatory approvals or authorizations and anticipated manufacturing, distribution and supply); our expectations regarding the potential characteristics of BNT162b2 in our clinical trials, real world data studies, and/or in commercial use based on data observations to date; preclinical and clinical data (including Phase 1/2/3 or Phase 4 data), including the descriptive data discussed in this release, for BNT162b2 or any other vaccine candidate in the BNT162 program in any of our studies in pediatrics, adolescents or adults or real world evidence, including the possibility of unfavorable new preclinical, clinical or safety data, including the risk that final or formal results from the clinical trial could differ from the topline data; the ability of BNT162b2 or a future vaccine to prevent COVID-19 caused by emerging virus variants; the expected time point for additional readouts on efficacy data of BNT162b2 in our clinical trials; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; widespread use of BNT162b2 will lead to new information about efficacy, safety, or other developments, including the risk of additional adverse reactions, some of which may be serious; the timing for submission of data for BNT162, or any future vaccine, in additional populations (including in children 6 months to under 5 years of age, potential future annual boosters or re-vaccinations), or receipt of, any marketing approval or emergency use authorization or equivalent, including or amendments or variations to such authorizations, including making a determination as to whether the vaccine’s benefits outweigh its known risks and determination of the vaccine’s efficacy and, if approved, whether it will be commercially successful; the development of other vaccine formulations, booster doses or potential future annual boosters or re-vaccinations or new variant based vaccines; our contemplated shipping and storage plan, including our estimated product shelf life at various temperatures; the ability of BioNTech to supply the quantities of BNT162 to support clinical development and market demand, including our production estimates for 2022; challenges related to public vaccine confidence or awareness; decisions by regulatory authorities impacting labeling or marketing, manufacturing processes, safety and/or other matters that could affect the availability or commercial potential of a vaccine, including development of products or therapies by other companies; disruptions in the relationships between us and our collaboration partners, clinical trial sites or third-party suppliers; the risk that demand for any products may be reduced or no longer exist; the availability of raw material to manufacture BNT162 or other vaccine formulation; challenges related to our vaccine’s formulation, dosing schedule and attendant storage, distribution and administration requirements, including risks related to storage and handling after delivery; and uncertainties regarding the impact of COVID-19 on BioNTech’s trials, business and general operations. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to meet the pre-defined endpoints in clinical trials; competition to create a vaccine for COVID-19; the ability to produce comparable clinical or other results, including our stated rate of vaccine effectiveness and safety and tolerability profile observed to date, in the remainder of the trial or in larger, more diverse populations upon commercialization; the ability to effectively scale our productions capabilities; and other potential difficulties.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report as Form 20-F for the Year Ended December 31, 2021, filed with the SEC on March 30, 2022, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

CONTACTS

Pfizer: Media Relations
+1 (212) 733-7410
PfizerMediaRelations@pfizer.com

Investor Relations
+1 (212) 733-4848
IR@pfizer.com

BioNTech: Media Relations
Jasmina Alatovic
+49 (0)6131 9084 1513
Media@biontech.de

Investor Relations
Sylke Maas, Ph.D.
+49 (0)6131 9084 1074
Investors@biontech.de